Chicago Rivet

Chicago Rivet & Machine Co.
2003 Annual Report

Highlights

	2003	2002	2001
Net Sales and Lease Revenue	**$38,190,908**	$43,012,766	$40,443,010
Net Income	**817,527**	2,604,075	1,792,270
Net Income Per Share	**.85**	2.69	1.85
Dividends Per Share	**.97**	.87	.97
Net Cash Provided by Operating Activities	**3,810,415**	4,008,006	5,287,476
Expenditures for Property, Plant and Equipment	**641,715**	886,009	1,431,698
Working Capital	**14,020,185**	12,874,182	11,616,424
Total Shareholders' Equity	**23,989,484**	24,109,105	22,372,924
Common Shares Outstanding at Year-End	**966,132**	966,132	967,132
Shareholders' Equity Per Common Share	**24.83**	24.95	23.13

Annual Meeting
The annual meeting of shareholders
will be held on May 11, 2004 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Management's Report
on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

The past year was extremely difficult for the Company. After a relatively auspicious start, which fostered an optimistic outlook for the balance of the year, our business weakened considerably as production of domestic automobiles trailed prior year levels and domestic manufacturing activity, in general, remained weak. In addition, our customers continued to demand price concessions, while simultaneously raising the bar with respect to quality and service requirements. In response to these conditions, we relied on the time-tested approach of cost containment and cost reductions. In retrospect, it is clear that these actions were insufficient to offset the combined impact of lower volumes, lower prices and increased service expectations.

2003 Compared to 2002

Reduced revenues were the dominant factor contributing to reduced margins within the fastener segment during 2003. Fastener segment revenues declined abruptly late in the first quarter and remained weak for the balance of the year. For the year 2003, fastener segment revenues declined 11.3% compared to 2002, totaling a disappointing $31,024,036. Reductions in North American production of domestic automobiles and trucks contributed to the weakness in our business as did continuing competitive pressures which contributed to the loss of some business, as we were unable to meet the price concessions demanded by certain customers. In addition, some high margin parts were lost in connection with design changes that accompanied the new model year. Reductions in manufacturing staff failed to keep pace with the decline in business activity, and the resultant inefficiencies are reflected in disproportionately higher labor costs in 2003, compared to 2002. In addition, margins were adversely affected by increases in the cost of employee health insurance and higher tooling expenses incurred in connection with the initial production of a variety of new parts.

Within the assembly equipment segment, revenues declined 10.6% compared to 2002. As was the case in the fastener segment, lower volumes contributed to significantly reduced operating efficiencies that were manifested in disproportionately high labor and benefit costs compared with prior years. Other factors impacting margins within this segment were increases in the cost of raw materials, offset in part, by a decrease in depreciation expense.

Selling and administrative expenses for 2003 were 5.9% below those for 2002. A $302,000 reduction in profit sharing expense was the largest single factor contributing to the decrease in this expense category, followed by reductions of $145,000 in bonus expense, and $96,000 in commission expense due to lower sales in the current year. These reductions were partially offset by a $74,000 expense related to an early retirement program and an increase in the cost of employee health insurance.

Net interest income increased by approximately $45,000 during 2003, primarily as a result of lower interest expense related to lower balances on a note payable, which was paid in full in December.

2002 Compared to 2001

Net sales and lease revenues improved approximately 6% compared with 2001 and totaled $43,012,766 in 2002. As discussed below, revenue gains were achieved in both the fastener and assembly equipment segments and the increased volume, coupled with successful efforts to hold the line on costs, translated into improvements in gross margins, which amounted to $10,585,563 for 2002, compared with $9,187,046 recorded in 2001.

Within the fastener segment, revenues increased 7%, to $34,991,758, reflecting an overall increase in automobile production. However, it should be noted that our volumes did not increase across our entire customer base. Instead, our overall gain was due to increases in business with certain key customers, bolstered by revenues related to new customers and new products from existing customers.

Gross margins within the fastener segment improved to 21.1% in 2002, compared with 19.9% recorded in 2001. This improvement was largely attributable to the effects of higher volumes and increases in efficiency associated with those higher volumes. A number of other factors impacted operations during the year. While we benefited from reductions in tooling costs, those savings were offset by increases in the cost of materials and by a substantial increase in the cost of employee health insurance.

Activity levels within the assembly equipment segment remained well below historical levels. While revenues within the segment improved to $8,021,008 in 2002, compared with $7,738,868 in 2001, the change is attributable to a few large orders and not due to any significant improvement in the market for equipment, which remained adversely affected by a persistent decline in the broad manufacturing sector and the related restraint on capital spending. Nevertheless, gross margins within this segment improved to approximately 40% in 2002 compared with 35% for 2001. This improvement is primarily attributable to higher volumes and reduced labor expense.

Selling and administrative expenses increased approximately 3.7% compared with 2001. Both profit sharing and sales commissions increased as a result of higher sales and increased profits. Other factors contributing to the increase include higher salary expense and increased health insurance costs, partially offset by a decrease in the provision for bad debt expense, which was unusually high in the prior year due to the bankruptcy filing of a certain customer.

The Company recorded net interest income during 2002 of $4,214, compared with net interest expense of $114,607 in 2001, as a result of lower prevailing interest rates and reduced debt levels.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2003. In addition, an extra dividend of $.25 per share was paid during the second quarter of 2003, bringing the total dividend distribution to $.97 per share. On February 16, 2004, your Board of Directors determined that an extra dividend would not be declared or paid in the second quarter of 2004; however, the Board did declare a regular quarterly dividend of $.18 per share, payable March 19, 2004 to shareholders of record on March 5, 2004. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 70 years.

PROPERTY, PLANT AND EQUIPMENT

During 2003, capital expenditures amounted to $641,715, of which $535,268 was invested within the fastener segment, $89,379 was invested within the assembly equipment segment and the remainder was expended for building improvements that cannot be allocated between segments. Within the fastener segment, approximately $317,000 was invested in a new solvent-based parts cleaning system. This system, installed during the second half of the year, is expected to yield reductions in supply and waste disposal costs. Other expenditures were approximately $92,000 for vehicles, including $68,000 for a new delivery truck; $32,000 for in-line wire drawing equipment; some $21,000 for equipment related to quality control; with the balance expended for smaller tools and equipment and building improvements. Within the assembly equipment segment, approximately $86,000 was expended for the purchase of new equipment related to the manufacture of perishable tooling that is sold to customers. The balance was expended for building improvements and office equipment.

Investments in machinery and equipment totaled $886,009 in 2002. The majority of this investment was related to the fastener segment of our operations. Approximately $567,000 was invested in new equipment directly related to the manufacture of fasteners, with an additional $123,000 expended for equipment related to quality control and finishing operations for the fastener segment. The balance was expended for a variety of items, including material handling, data processing and other equipment.

The Company invested approximately $1.4 million in machinery, equipment and building improvements during 2001. The majority of these expenditures were related to the fastener segment of our operations. Specifically, a total of $1.1 million was expended for the purchase of equipment used directly in the manufacture of fasteners and $88,000 was invested in new equipment related to the quality control process in fastener manufacturing. $129,000 was expended in connection with data processing and data communications equipment, $61,000 was spent for building improvements, primarily related to the fastener segment of our business, and the balance was expended for a variety of smaller machinery and equipment, including the manufacture of automatic rivet setting equipment that is leased to our customers.

Depreciation expense amounted to $1,861,600 in 2003, $1,915,726 in 2002 and $1,921,703 in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's holdings in cash, cash equivalents and certificates of deposits amounted to nearly $6.0 million at December 31, 2003, an increase of approximately $.6 million compared with the end of 2002. Accounts receivable balances decreased approximately $.4 million, reflecting lower sales during the latter part of 2003, compared to the same period in 2002. Inventory levels, at the end of 2003, are also less than at the end of 2002 due to efforts taken to reduce inventories in response to continued weakness in demand for our products.

In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction." At December 31, 2003, the indebtedness under the term loan had been extinguished. The line of credit was extended through May 31, 2004 and remained unused at December 31, 2003.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

The following table presents a summary of the Company's contractual obligations as of December 31, 2003:

Contractual Obligation	Total	Payments Due By Period Less Than 1 Year	1 - 3 Years	4 - 5 Years	More Than 5 Years
Long-term Debt	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations ...	—	—	—	—	—
Operating Leases	36,657	27,493	9,164	—	—
Purchase Obligations ...	378,686	160,750	200,256	17,680	—
Total	$415,343	$188,243	$209,420	$17,680	$ —

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

As of December 31, 2003, the Company did not have any outstanding debt, compared to $1.6 million of outstanding debt at the prior year-end, that was exposed to changes in interest rates. During 2003 the Company did not use derivative financial instruments relating to this interest rate exposure.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. The effect of these estimates is described in Note 11 of the financial statements.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, permit purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. The company did not purchase any of its shares during 2003. During 2002, the company purchased 1,000 shares at an average price of $26.98 per share. Cumulative purchases under the repurchase authorization have amounted to 162,996 shares at an average price of $15.66 per share.

OUTLOOK FOR 2004

The anticipated improvement in economic activity has not yet generated a meaningful increase in orders for our products. While we are encouraged by the fact that we have been awarded contracts for a number of new parts in the fastener segment, we are concerned about conditions within the assembly equipment segment, which remains very weak. Domestic competition remains intense and foreign competition, which affects us directly through the increase of imported fasteners and indirectly through the import of products that were previously assembled domestically, is a growing concern. These conditions increase the risk that our markets will not only become even more price competitive due to imports, but will shrink in size as domestic assembly operations are supplanted by imports of products that were traditionally assembled domestically, utilizing domestic fasteners and domestic assembly equipment.

As mentioned above, we are pleased that we have been awarded new business within the fastener segment, but, in many instances, production volumes related to this new business will not reach significant levels until later in 2004. We will continue soliciting additional business from our current customers as well as from new customers. We face challenges in the form of recent and significant increases in the cost of raw materials utilized in the production of fasteners. While we have not experienced shortages of raw material, some of our suppliers report that increases in global demand may constrain availability of raw materials later this year. Our success in maintaining supply and recovering these higher costs, without losing market share, will be a critical determinant of our success in the coming year.

Cost reduction will be another critical factor influencing future results. As previously reported, we have already taken actions to reduce our manufacturing costs, but the cost reductions realized have not fully offset the impact of lower volumes. We will continue exploring alternatives that will yield positive changes in our cost structure and our ability to compete. Margins, at least in the near term, will remain under pressure from the combination of rising costs and increasing foreign competition.

We gratefully acknowledge that the Company's success, both past and future, would not be possible without: the conscientious efforts of our employees, who consistently demonstrate their dedication to meeting the formidable and ever-changing challenges that characterize today's manufacturing environment; the loyalty of our customers, many of whom face the same set of challenges; and, the continuing support of our shareholders.

Respectfully,

John A. Morrissey
Chairman

John C. Osterman
President

February 25, 2004

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2003	2002
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 5,530,099**	$ 2,204,430
Certificates of Deposit	**455,000**	3,157,733
Accounts Receivable — Less allowances of $220,000 and $240,000, respectively	**4,549,168**	4,994,697
Inventories	**5,233,788**	6,089,941
Deferred Income Taxes	**602,191**	581,191
Other Current Assets	**218,560**	277,983
Total Current Assets	**16,588,806**	17,305,975
Net Property, Plant and Equipment	**11,549,574**	12,782,198
Total Assets	**$28,138,380**	$30,088,173
Liabilities and Shareholders' Equity		
Current Liabilities		
Current Portion of Note Payable	**$ —**	$ 1,632,760
Accounts Payable	**1,310,044**	1,121,195
Accrued Wages and Salaries	**754,394**	795,920
Contributions Due Profit Sharing Plan	**133,243**	435,542
Other Accrued Expenses	**370,940**	446,376
Total Current Liabilities	**2,568,621**	4,431,793
Deferred Income Taxes	**1,580,275**	1,547,275
Total Liabilities	**4,148,896**	5,979,068
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**26,326,352**	26,445,973
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**23,989,484**	24,109,105
Total Liabilities and Shareholders' Equity	**$28,138,380**	$30,088,173

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	**2003**	2002	2001
Net Sales and Lease Revenue	**$38,190,908**	$43,012,766	$40,443,010
Cost of Goods Sold and Costs Related to Lease Revenue	**30,744,104**	32,427,203	31,255,964
Gross Profit	**7,446,804**	10,585,563	9,187,046
Selling and Administrative Expenses	**6,280,455**	6,674,821	6,439,603
Other (Income) Expense, net	**(76,178)**	(50,333)	56,173
Income Before Income Taxes	**1,242,527**	3,961,075	2,691,270
Provision for Income Taxes	**425,000**	1,357,000	899,000
Net Income	**$ 817,527**	$ 2,604,075	$ 1,792,270
Net Income Per Share	**$ .85**	$ 2.69	$ 1.85

Consolidated Statements of Retained Earnings

For the Years Ended December 31	**2003**	2002	2001
Retained Earnings at Beginning of Year	**$26,445,973**	$24,682,816	$23,828,665
Net Income	**817,527**	2,604,075	1,792,270
Cash Dividends Paid, $.97 Per Share in 2003, $.87 Per Share in 2002 and $.97 Per Share in 2001	**(937,148)**	(840,918)	(938,119)
Retained Earnings at End of Year	**$26,326,352**	$26,445,973	$24,682,816

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	**2003**	2002	2001
Cash Flows from Operating Activities:			
Net Income	**$ 817,527**	$ 2,604,075	$ 1,792,270
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**1,861,600**	1,915,726	1,921,703
Net Gain on the Sale of Properties	**(11,405)**	(30,559)	(42,917)
Deferred Income Taxes	**12,000**	144,000	154,000
Changes in Operating Assets and Liabilities:			
Accounts Receivable, net	**445,529**	(999,549)	1,042,083
Inventories	**856,153**	(39,273)	1,153,516
Other Current Assets	**59,423**	57,607	(143,922)
Accounts Payable	**188,849**	191,561	(135,927)
Accrued Wages and Salaries	**(41,526)**	44,338	(1,995)
Accrued Profit Sharing Plan Contributions	**(302,299)**	140,556	(142,090)
Other Accrued Expenses	**(75,436)**	(20,476)	(309,245)
Net Cash Provided by Operating Activities	**3,810,415**	4,008,006	5,287,476
Cash Flows from Investing Activities:			
Capital Expenditures	**(641,715)**	(886,009)	(1,431,698)
Proceeds from the Sale of Properties	**24,144**	37,179	57,894
Proceeds from Held-to-Maturity Securities	**3,207,733**	3,007,882	3,815,989
Purchases of Held-to-Maturity Securities	**(505,000)**	(5,987,733)	(2,563,985)
Net Cash Provided by (Used in) Investing Activities	**2,085,162**	(3,828,681)	(121,800)
Cash Flows from Financing Activities:			
Payments under Term Loan Agreement	**(1,632,760)**	(1,800,000)	(1,800,000)
Purchases of Treasury Stock	**—**	(26,976)	—
Cash Dividends Paid	**(937,148)**	(840,918)	(938,119)
Net Cash Used in Financing Activities	**(2,569,908)**	(2,667,894)	(2,738,119)
Net Increase (Decrease) in Cash and Cash Equivalents	**3,325,669**	(2,488,569)	2,427,557
Cash and Cash Equivalents:			
Beginning of Year	**2,204,430**	4,692,999	2,265,442
End of Year	**$ 5,530,099**	$ 2,204,430	$ 4,692,999
Cash Paid During the Year for:			
Income Taxes	**$ 508,213**	$ 1,247,000	$ 663,381
Interest	**$ 20,633**	$ 79,708	$ 354,649

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience.

Lease Income—Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally are for a quarterly or one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value. The carrying amount reported for the note payable approximated fair market value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is ready for its intended use. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized currently. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2003, 966,537 in 2002 and 967,132 in 2001.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications—Certain items in 2002 and 2001 have been reclassified to conform to the presentation in 2003. These changes have no effect on the financial position of the Company.

2—Balance Sheet Details

	2003	2002
Inventories:		
Raw materials	$ 1,109,463	$ 1,636,216
Work in process	1,760,990	1,818,106
Finished goods	2,363,335	2,635,619
	$ 5,233,788	$ 6,089,941
Net Property, Plant and Equipment:		
Land and improvements	$ 1,015,635	$ 1,010,595
Buildings and improvements	5,779,993	5,743,325
Production equipment, leased machines and other	28,201,191	27,774,278
	34,996,819	34,528,198
Accumulated depreciation	23,447,245	21,746,000
	$11,549,574	$12,782,198
Other Accrued Expenses:		
Property taxes	$ 112,794	$ 116,837
Unearned revenue and customer deposits	120,893	140,390
All other items	137,253	189,149
	$ 370,940	$ 446,376

3—Leased Machines—Lease revenue amounted to $160,312 in 2003, $198,869 in 2002 and $225,948 in 2001. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

	2003	2002
Cost	$343,833	$450,717
Accumulated depreciation	331,933	422,828
Carrying value	$ 11,900	$ 27,889

4—Income Taxes—The provision for income tax expense consists of the following:

	2003	2002	2001
Current:			
Federal	$ 408,000	$1,203,000	$ 739,000
State	5,000	10,000	6,000
Deferred	12,000	144,000	154,000
	$ 425,000	$1,357,000	$ 899,000

The deferred tax liabilities and assets consist of the following:

	2003	2002
Depreciation	$(1,592,820)	$(1,560,005)
Inventory	338,281	311,911
Accrued vacation	171,491	170,292
Allowance for doubtful accounts	76,800	83,800
Other, net	28,164	27,918
	614,736	593,921
	$ (978,084)	$ (966,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Expected tax at U.S. Statutory rate	$422,000	34.0	$1,347,000	34.0	$915,000	34.0
State taxes, net of federal benefit	3,000	.2	7,000	.2	4,000	.1
Other, net	—	—	3,000	.1	5,000	.2
Adjustment to prior year accrual	—	—	—	—	(25,000)	(.9)
Income tax expense	$425,000	34.2	$1,357,000	34.3	$899,000	33.4

5—Note Payable— In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9 million plus a $1 million line of credit. The new borrowing was used to repay an existing loan and to fund purchases of stock under the terms of a "Dutch auction." As of December 31, 2003, the term loan was paid off. The line of credit was extended through May 31, 2004 and remained unused at December 31, 2003.

6—Treasury Stock Transactions—In 2002, the Company purchased 1,000 shares of its common stock for $26,976. These shares are being held in treasury. During 2003 and 2001, no shares were purchased.

7—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

8—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $133,000 in 2003, $435,000 in 2002 and $295,000 in 2001.

9—Other Income (Expense), net—consists of the following:

	2003	2002	2001
Interest income	**$ 72,087**	$ 83,770	$ 145,233
Interest expense	**(22,847)**	(79,556)	(259,840)
Gain on sale of property and equipment	**11,405**	30,559	42,917
Other	**15,533**	15,560	15,517
	$ 76,178	$ 50,333	$ (56,173)

10—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

	Fastener	**Assembly Equipment**	**Other**	**Consolidated**
Year Ended December 31, 2003:				
Net sales and lease revenue	$31,024,036	$7,166,872	$ —	$38,190,908
Depreciation	1,490,592	161,200	209,808	1,861,600
Segment profit	2,084,889	1,482,888	—	3,567,777
Selling and administrative expenses			2,374,490	2,374,490
Interest expense			22,847	22,847
Interest income			(72,087)	(72,087)
Income before income taxes				1,242,527
Capital expenditures	535,268	89,379	17,068	641,715
Segment assets:				
Accounts receivable	3,836,968	712,200	—	4,549,168
Inventory	3,191,132	2,042,656	—	5,233,788
Property, plant and equipment	9,099,003	1,448,530	1,002,041	11,549,574
Other assets	—	—	6,805,850	6,805,850
				28,138,380
Year Ended December 31, 2002:				
Net sales and lease revenue	$34,991,758	$8,021,008	$ —	$43,012,766
Depreciation	1,474,228	217,665	223,833	1,915,726
Segment profit	4,499,657	2,325,353	—	6,825,010
Selling and administrative expenses			2,868,149	2,868,149
Interest expense			79,556	79,556
Interest income			(83,770)	(83,770)
Income before income taxes				3,961,075
Capital expenditures	790,261	13,446	82,302	886,009
Segment assets:				
Accounts receivable	4,115,988	878,709	—	4,994,697
Inventory	3,874,804	2,215,137	—	6,089,941
Property, plant and equipment	10,054,327	1,530,960	1,196,911	12,782,198
Other assets	—	—	6,221,337	6,221,337
				30,088,173
Year Ended December 31, 2001:				
Net sales and lease revenue	$32,704,142	$7,738,868	$ —	$40,443,010
Depreciation	1,446,254	242,517	232,932	1,921,703
Segment profit	3,892,772	1,860,559	—	5,753,331
Selling and administrative expenses			2,947,454	2,947,454
Interest expense			259,840	259,840
Interest income			(145,233)	(145,233)
Income before income taxes				2,691,270
Capital expenditures	1,283,566	17,209	130,923	1,431,698
Segment assets:				
Accounts receivable	3,276,948	718,200	—	3,995,148
Inventory	3,636,677	2,413,991	—	6,050,668
Property, plant and equipment	10,741,793	1,737,603	1,339,139	13,818,535
Other assets	—	—	5,813,662	5,813,662
				29,678,013

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 13, 18 and 18 percent and 21, 17 and 14 percent of consolidated revenues during 2003, 2002 and 2001, respectively. Sales to a third customer amounted to 10 percent in 2001.

11—Other Unusual Items of Income and Expense— During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. Fourth quarter net income includes the net favorable (unfavorable) effect of certain adjustments related to inventory and certain accruals of $.01 and $(.02) per share, for 2002 and 2001, respectively. There was no fourth quarter adjustment in 2003.

12—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $40,000, $41,000 and $40,000 for 2003, 2002 and 2001, respectively. Total future minimum rentals at December 31, 2003 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 25, 2004

Selected Financial Data

	2003	2002	2001	2000	1999
Net Sales and Lease Revenue	**$38,190,908**	$43,012,766	$40,443,010	$45,423,263	$49,080,257
Income Before Income Taxes	**1,242,527**	3,961,075	2,691,270	3,986,161	5,229,291
Net Income	**817,527**	2,604,075	1,792,270	2,656,161	3,454,291
Net Income Per Share	**.85**	2.69	1.85	2.60	3.00
Dividends Per Share	**.97**	.87	.97	1.07	1.07
Average Common Shares Outstanding	**966,132**	966,537	967,132	1,022,627	1,151,333
Working Capital	**14,020,185**	12,874,182	11,616,424	12,001,291	12,447,590
Total Debt	**—**	1,632,760	3,432,760	5,232,760	3,150,000
Total Assets	**28,138,380**	30,088,173	29,678,013	31,157,119	32,621,585
Shareholders' Equity	**23,989,484**	24,109,105	22,372,924	21,518,773	23,887,278

Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003				
Net Sales and Lease Revenue	$10,236,463	$10,005,944	$8,831,742	$ 9,116,759
Gross Profit	2,385,529	1,929,633	1,539,172	1,592,470
Net Income	465,241	221,621	5,431	125,234
Per Share Data:				
Net Income Per Share	.48	.23	.01	.13
Average Common Shares Outstanding	966,132	966,132	966,132	966,132
2002				
Net Sales and Lease Revenue	$10,452,326	$12,437,856	$9,832,012	$10,290,572
Gross Profit	2,575,805	3,116,223	2,280,903	2,612,632
Net Income	625,116	902,589	435,015	641,355
Per Share Data:				
Net Income Per Share	.65	.93	.45	.66
Average Common Shares Outstanding	967,132	966,768	966,132	966,132
2001				
Net Sales and Lease Revenue	$10,627,831	$11,216,249	$9,398,572	$ 9,200,358
Gross Profit	2,249,917	2,819,622	2,330,542	1,786,965
Net Income	339,241	737,438	426,996	288,595
Per Share Data:				
Net Income Per Share	.35	.76	.44	.30
Average Common Shares Outstanding	967,132	967,132	967,132	967,132

Information on Company's Common Stock

The Company's common stock is traded on the American Stock Exchange. The ticker symbol is: CVR.

At December 31, 2003, there were approximately 310 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2003**	2002	**2003**		2002	
First	**$.43***	$.33*	**$25.50**	**$22.80**	$28.80	$22.70
Second	**.18**	.18	**$26.26**	**$24.10**	$28.80	$25.65
Third	**.18**	.18	**$29.99**	**$26.30**	$26.60	$23.50
Fourth	**.18**	.18	**$28.24**	**$25.00**	$26.66	$22.40

* Includes an extra dividend of $.25 and $.15 per share in 2003 and 2002, respectively.

BOARD OF DIRECTORS

Edward L. Chott (a) (c) (n)
Chairman and Chief
Executive Officer of
The Broaster Co.
Beloit, Wisconsin

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

William T. Divane, Jr. (a) (c) (n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

John R. Madden (a) (c) (e) (n)
Chairman of the Board of
First National Bank
of La Grange
La Grange, Illinois

John A. Morrissey (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank
Algonquin, Illinois

Walter W. Morrissey (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

John C. Osterman (e)
President of the Company

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

John C. Osterman
President, Chief Operating
Officer and Treasurer

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

Donald P. Long
Vice President-Sales

Kimberly A. Kirhofer
Secretary

Michael J. Bourg
Corporate Controller

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

Web Site
www.chicagorivet.com


Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • Telephone: (630) 357-8500